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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                  (Check one):
[X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR [ ]Form N-CSR
                       For Period Ended: December 31, 2004

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                        __ Transition Report on Form 10-K
                        __ Transition Report on Form 20-F
                        __ Transition Report on Form 11-K
                        __ Transition Report on Form 10-Q
                       __ Transition Report on Form N-SAR
                        FOR THE TRANSITION PERIOD ENDED:

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                        PART I -- REGISTRANT INFORMATION
                             TRANS-INDUSTRIES, INC.

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                             FULL NAME OF REGISTRANT

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                            FORMER NAME IF APPLICABLE
                                 1780 Opdyke Ct.

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            ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)
                             Auburn Hills, MI 48326

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                            CITY, STATE AND ZIP CODE

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                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

The registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 within the prescribed time period without unreasonable effort and expense. The registrant's completion of its forth quarter and year ending financial statements and the review of such consolidated financial statements by its independent auditors, Plante & Moran, PLLC, is being delayed pending the completion, by the registrant, of various schedules and analysis which support the amounts and disclosures provided in the Company's consolidated financial statements that are being prepared for the year ended December 31, 2004. The delay is due in part to the fact that the fiscal year ended December 31, 2004 is the first fiscal year that the registrant has worked with the registrant's current independent public accounting firm. In addition, the audit schedules that the registrant must prepare for the registrant's independent public accounting firm for the fiscal year ended December 31, 2004 differ from those the registrant is familiar with.

The registrant intends to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 on or before the fifteenth calendar day following the prescribed due date.




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                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

          Kai Kosanke                   248                    364-0400
    -----------------------         -----------         --------------------
            (Name)                  (Area Code)          (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

The registrant anticipates that it will record a net loss for fiscal 2004 that is not significantly different from the net loss recorded for fiscal 2003. Fourth quarter 2004 losses are expected to be approximately $1.5 million higher than fourth quarter 2003 losses. The increased losses for fourth quarter 2004 are primarily attributable to reduced production levels of heavy duty transit buses and some loss of market share to a low priced competitor. The Company believes that the market downturn appears to have stabilized. All of the information above is subject to audit and completion of the registrant's financial statements for fiscal 2004, which will be included in the registrant's annual report on Form 10-K.

                             TRANS-INDUSTRIES, INC.

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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 31, 2005                 By /S/ Kai Kosanke
                                    -----------------------------------
                                    Kai Kosanke
                                    Vice President and Chief Financial
                                    Officer